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                                SCHEDULE 13E-3/A
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT (NO. 3)

             First Union Real Estate Equity and Mortgage Investments
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                              (Name of the Issuer)
             First Union Real Estate Equity and Mortgage Investments
                           Radiant Ventures I, L.L.C.
                             Radiant Investors, LLC
                               Daniel P. Friedman
                                David Schonberger
                                   Anne Zahner
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                       (Name of Persons Filing Statement)
            Shares of Beneficial Interest, Par Value $1.00 Per Share
                                       and
    Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial
                      Interest, Par Value $1.00 Per Share
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                         (Title of Class of Securities)
                                    337400105
                                       and
                                    337400303
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                      (CUSIP Number of Class of Securities)

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                                  3300 BP Tower
                                200 Public Square
                              Cleveland, Ohio 44114
                              Phone: (216) 621-0150
                               Fax: (216) 241-2824

                             Mark Schonberger, Esq.
                        Paul, Hastings, Janofsky & Walker
                                 399 Park Avenue
                            New York, New York 10022
                              Phone: (212) 318-6859
                               Fax: (212) 776-1605
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      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [ X ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [   ] The filing of a registration statement under the Securities Act of
1933.

     c. [   ] A tender offer.

     d. [   ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ X ]



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                            CALCULATION OF FILING FEE

------------------------------------------------- ------------------------------

           Transaction valuation*                     Amount of filing fee
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Based on transaction value of $76,454,339,                $15,890.87**
representing the aggregate cash and securities
and other property to be received by the Issuer
as consideration for the transaction.
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     * Set forth the amount on which the filing fee is calculated and state how it was determined.

     ** Already paid in connection with original filing.

     [ ] Check the box if any part of the fee is offset as provided by sec. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_________________________________________________________

Form or Registration No.:_______________________________________________________

Filing Party:___________________________________________________________________

Date Filed:_____________________________________________________________________


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         This Amendment No.3 amends and supplements the Rule 13e-3 Transaction
Statement (as amended by Amendments No.1 and No.2 thereto, the "Statement") filed in connection with the acquisition of certain real estate assets of First Union Real Estate Equity and Mortgage Investments (the "Company") and its subsidiaries by Radiant Ventures I, L.L.C, pursuant to two Contracts of Sale, as amended, and a letter agreement, each dated as of September 15, 2000, between the Company and certain of its subsidiaries and Radiant Investors, LLC, a Delaware limited liability company ("Purchaser").

         The purpose of this Amendment No. 3 is to file a final amendment to the Statement pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Statement and the Proxy Statement of the Company relating to the special meeting of shareholders held on March 6, 2001 (the "Proxy Statement").

ITEM 15. ADDITIONAL INFORMATION

Item 15 of the Statement is hereby amended and supplemented as follows:

         The proposals relating to the Asset Sale and amendments to the Company's Declaration of Trust, as more fully described in the Proxy Statement, which is incorporated herein by this reference, were approved by the required vote of shareholders at a special meeting of the Company's shareholders held on March 6, 2001.

         On March 7, 2001, the Company, together with certain of its subsidiaries and Purchaser closed the Asset Sale. The aggregate purchase price paid for the Properties was $205.0 million. As part of the Asset Sale, Purchaser assumed $121.4 million of existing mortgage debt on the Properties and the Company granted to Purchaser a six-month bridge loan in principal amount of $7.0 million, secured by two of the Properties. The balance of the purchase price for the Asset Sale was paid in cash.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2001

                                   FIRST UNION REAL ESTATE EQUITY AND
                                   MORTGAGE INVESTMENTS

                                   By: /s/ William A. Ackman
                                      ---------------------------------------
                                       William A. Ackman, Chairman


                                   RADIANT VENTURES I, L.L.C.


                                   By: RADIANT INVESTORS, LLC.,
                                         as Managing Member

                                         By: /s/ Daniel P. Friedman
                                             --------------------------------
                                               Daniel P. Friedman, Member


                                   RADIANT INVESTORS, L.L.C.,


                                         By: /s/ Daniel P. Friedman
                                             --------------------------------
                                               Daniel P. Friedman, Member

                                             /s/ Daniel P. Friedman
                                             --------------------------------
                                              Daniel P. Friedman

                                             /s/ David Schonberger
                                             --------------------------------
                                              David Schonberger

                                             /s/ Anne Zahner
                                             --------------------------------
                                              Anne Zahner